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                             March 16, 2023

       Mark Humphrey
       Chief Financial Officer
       Herc Holdings Inc.
       27500 Riverview Center Blvd.
       Bonita Springs, FL 34134

                                                        Re: Herc Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 14,
2023
                                                            File No. 001-33139

       Dear Mark Humphrey:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 8. Financial Statements and Supplementary Data
       Note 11- Debt
       Accounts Receivable Securitization Facility, page 59

   1. You state that the AR Facility is excluded from current maturities of long-term debt as you have the intent and
ability to consummate refinancing and extend the term of the agreement. Please
provide us with your analysis supporting your accounting. Refer to
                                                        ASC 470-10-45-14.
 Mark Humphrey
Herc Holdings Inc.
March 16, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any other questions.



FirstName LastNameMark Humphrey                           Sincerely,
Comapany NameHerc Holdings Inc.
                                                          Division of
Corporation Finance
March 16, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName